February 6, 2025

Amihay Hadad
Chief Executive Officer
Viewbix Inc.
3 Hanehoshet St.
Building B, 7th floor,
Tel Aviv, Israel 5268104

       Re: Viewbix Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed March 25, 2024
           Form 10-Q for the Quarter Ended September 30, 2024
           Filed November 19, 2024
           File No. 000-15746
Dear Amihay Hadad:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology